TYPHOON TUNES, INC.
                      711 S. Carson Street, Suite #4
                          Carson City, NV, 89701
                          Telephone: 775-881-3326

April 10, 2006


Albert Yarashus, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549

RE:  Typhoon Tunes, Inc.
     Registration Statement on Form SB-2
     File Number 333-131965

Dear Mr. Yarashus:

In response to your letter of March 20, 2006, I herewith respectfully submit the following responses, keyed to correspond to your enumerated comments:

General
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1. We do not feel we should be considered a "blank check" company, as, even though we are in the development stage of our business, we do have a specific business plan. We are filing this registration statement to raise the funds necessary to complete our business plan and develop operations sufficient to generate revenues.

Facing Page
-----------
2. Please see the first check box on page 1.

Cover Page
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3. Please see the first paragraph on page 3 and the subsection entitled
"Deposit of the Offering Proceeds" in the Plan of Distribution section on page 17.

4. Please see the second paragraph on page 3; risk factor 12 on page 12; and the first paragraph of the section entitled "Market for Common Equity and Related Stockholder Matters" on page 34.

5. Please see the last sentence of the second paragraph on page 3.

6. Please see the revised offering proceeds table on the bottom of page 3 and footnote 2 on page 4.

7. Please see the corrected "subject to completion legend" on page 4; the previous date was a typographical error.



Summary
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General Information about our Company
-------------------------------------
8. Since our business plan has been reorganized to disclose that we will initially only be assisting the public with the Internet download of music to their portable devices, the disclosure regarding copyright laws has been included only in the last paragraph of the subsection entitled "Our Proposed Operations" on page 24, where we discuss the proposed expansion of reselling music we download and offer via CD's or our website, once it is developed. In addition, please see the first paragraph under the subsection entitled "Government and Industry Regulation" on page 30.

9. The referenced statement has been deleted on page 6 and in the business section. Also, please see the Website paragraph under the subsection entitled "Sales and Distribution Methods" on page 27. In addition, we have revised all references to our proposed website throughout the prospectus to advise it has not yet been developed.

Risk Factors
------------
10. Please see the revised and new Risk Factors 2-4, on page 9, and Risk Factors 6-7 on page 10.

11. Please see the new Risk Factor 8 on the bottom of page 10, continuing on to the top of page 11.

The music distribution industry is highly competitive
-----------------------------------------------------
12. Please see the revised Risk Factor 6 on page 10 and the fourth paragraph under the subsection entitled "Our Proposed Operations" on page 24.

Use of Proceeds
---------------
13. The typographical footnote 5 reference has been deleted from this section on page 14.

Dilution of the Price You Pay for Your Shares
---------------------------------------------
14. Please see the fourth paragraph on page 15.

Determination of Offering Price
-------------------------------
15. Please see this revised section on the bottom of page 14.

Plan of Distribution
--------------------
16. Please see the new subsection entitled "Market for our Common Stock" under this section on page 18.

17. Please see the new subsection entitled "Market for our Common
Stock" under this section on page 18.



Directors, Executive Officers, Promoters and Control Persons
------------------------------------------------------------
Background Information about our Officer and Director
----------------------------------------------------
18. The referenced sentence has been deleted; please see this subsection on page 19.

Security Ownership of Certain Beneficial Owners and Management
--------------------------------------------------------------
19. Please see the revised first paragraph under this section on page 20.

Description of Securities
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Common Stock
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20. The referenced bullet point 5 has been deleted; please see this section on page 21.

Description of Our Business
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General Overview
----------------
21. Please see the second paragraph in this subsection on page 23.

Background of the Industry of Music Distribution
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22. We have revised our disclosures throughout to eliminate or correctly characterize statements that are no fact, but rather, strictly our opinion.

Our Proposed Operations
-----------------------
23. Please see the revised disclosures in this section and throughout the prospectus stating that we will initially only be directing and assisting customers with the download of their music content choices and that, if we are successful in that phase of our operation, we will then try to expand to downloading music ourselves and reselling CD's and music we mix.

24. Please see the revised business disclosures, as well as the fifth paragraph on page 24 regarding the inventory we intend to purchase.

Competition
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25. The referenced sentence has been deleted; please see the first paragraph on page 26.

Market Analysis
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26-27. Please see this revised subsection on page 26; the quoted statistics have been removed.

28. Please see the last sentence of the third paragraph in this subsection on page 26.



Sales and Distribution Methods
------------------------------
29. Please see the last paragraph in this subsection on the top of page 28.

Suppliers and Raw Materials
---------------------------
30. Please see the revised disclosures in the subsection entitled
"Our Proposed Operations", beginning on page 24, and this revised subsection on page 28.

31. The supplier references have been deleted in this section.

32. Please see the third paragraph of this subsection on page 28.

33. The profit margin percentage has been removed, as it will only be applicable if we are able to expand to our proposed phase 2 and 3 operations, of which there can be no assurance.

Government and Industry Regulation
----------------------------------
34. The typographical reference has been deleted; please see this subsection on pages 29-30.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------
35. Please see the first paragraph under the subsection entitled
"Proposed Milestones to Implement Business Operations" on page 31.

36-37. Please see this revised subsection on page 32; as disclosed in our revised business plans throughout the prospectus, we will not be downloading any music unless and until we implement our phase 2 and 3 operations. Please see the revised subsection entitled, "Our Proposed Operations" , beginning on page 24.

38. Please see the last paragraph in this section on page 30.

Certain Relationships and Related Transactions
----------------------------------------------
39. Please see the third paragraph added to this section on page 34.

Experts and Legal Counsel
-------------------------
40. Please see the revision in the first paragraph of this section on page 36.

Financial Statements
--------------------
Note 2 - Summary of Significant Accounting Policies
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Revenues and Expenses Recognition
--------------------------------
41. Please see the revised disclosure in Note 2 to the financial statements at page 46 and the revised revenue recognition disclosure added to the Critical Accounting Policies subsection on page 33.



Part II
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Exhibit 5. Opinion of Counsel
-----------------------------
42. Please see the revised opinion of counsel included in this amended filing as Exhibit 5.

Exhibit 99.1 Subscription Agreement
-----------------------------------
43. Please see the revised Subscription Agreement included in this amended filing.

Thank you for your kind cooperation and assistance in the review of our filing. If you have any further questions, please contact the undersigned or legal counsel, Michael M. Kessler, Esq., at 916-239-4000.

Sincerely,



James Shepard
President & CEO














JS:rd